FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(1) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Bernhard, Berl
     901 15th Street, NW
     Suite 700
     Washington DC 20005-2301

2.   Issuer Name and Ticker or Trading Symbol

     Atlas Air, Inc. (CGO)

3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)

4.   Statement for Month/Year
     November 2000

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     ( X ) Director
     (   ) 10% Owner
     (   ) Officer (give title below)

     (   ) Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     ( X ) Form filed by One Reporting Person
     (   ) Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.   Title of Security (Instr. 3)
     a)   Common Stock
     b)   Common Stock

2.   Transaction Date (Month/Day/Year)
     a)   11/9/00
     b)   11/9/00

3.   Transaction Code (Instr. 8)
     a)   J
     b)   J

4.   Securities Acquired (A) or Disposed of (D)(Instr.3,4 and 5)
          Amount         (A) or (D)          Price
     a)   302                 A              41.40
     b)   418                 A              35.88

5.   Amount of Securities Beneficially Owned at End of Month
      (Instr. 3 and 4)
     a)
     b)   10,726

6.   Ownership Form: Direct (D) or Indirect (I) (Instr.4)
     a)
     b)   I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one reporting, see
Instruction 4(b)(v)


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr.3)

2.   Conversion or Exercise Price of Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code (Instr 8)

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) ( Instr 3, 4, and 5)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable         Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title               Amount or Number of Shares

8.   Price of Derivative Security (Instr.5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4)

10.  Ownership of Derivative Security: Direct(D) or Indirect(I)
     (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)



Explanation of Responses:
Table I, Item 3."J" - Acquired shares through Director Stock
Plan, whereby a director may elect to receive payment of his fees in shares in lieu of cash.
Table I, Item 7. - By Berl Bernhard Trust.

     /s/ Berl Bernhard
**Signature of Reporting Person

  Date:   November 8, 2000

**Intentional misstatements of omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
U.S.C.78ff(a).

Note: File three copies of this Form , one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.